FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 19, 2007
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑           Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐           No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐           No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐           No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista and Microsoft Sign $15 Million Software Deal

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: January 19, 2007	By:	/S/ PHILIPPE OZANIAN
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

InfoVista Press Contact
Shulamit Gershenson
Articulate Communications, Inc.
212-255-0080 x 21
sgershenson@articulatepr.com
InfoVista and Microsoft Sign $15 Million Software Deal
Paris, France and Herndon, VA — Jan. 19, 2007 — InfoVista S.A. (NASDAQ: IVTA; Euronext IFV — FR0004031649) today announced that it had entered into a license agreement with Microsoft valued at $15 million.
Under the terms of the agreement, InfoVista will license $15 million of service-centric performance management software to Microsoft over a 3 year payment schedule. The InfoVista software to be licensed by Microsoft includes VistaInsight® for Servers, VistaInsight® for Networks, and VistaInsight® for IP Telephony, which are designed to facilitate the optimal performance management of datacenters, enterprise networking and in-house unified communications, respectively.
“This is an historic deal for InfoVista that enables us to accelerate the delivery of our vision to help enterprises maximize the business value of their IT infrastructure,” said Jean-Luc Valente, senior vice president, marketing and strategic alliances with InfoVista.
“We are pleased to have entered into this licensing agreement and we are looking forward to working with InfoVista in the future as we aim to optimize our information technology management,” said Stuart Stock, Vice President and CIO with Microsoft.
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, Telefonica, US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
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Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista is a registered trademark of InfoVista, S.A.